SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Issuance of Overseas Convertible Bonds

1.	Class of bonds:	Zero coupon convertible bonds due 2010 (direct, unconditional, unsubordinated in right of payment, and subject to a negative pledge covenant, unsecured)

2.	Aggregate face value

A. Foreign currency: up to USD 475 million

B. Korean Won: up to KRW 481,792.5 million

C. Exchange rate: KRW 1,014.30 / USD

3.	Market for the bonds:	Outside of the United States to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933.

4.	Use of proceeds:	Capital expenditures in Korea

5.	Interest rate

A. Coupon rate: 0.00%

B. Yield to maturity: 3.25% per annum

6.	Maturity date:	April 19, 2010

7.	Method of principal payment

A.	Payment on maturity date. Unless previously redeemed, repurchased and cancelled, or converted, the Bonds will be redeemed at 117.49% of the principal amount.

	B. Put option:	Unless previously redeemed, repurchased and cancelled, or converted, a holder of convertible bonds is entitled to exercise its put option on the day after 2.5 years from the issuance date at 108.39% of the principal amount.

C. Call option:

The Company is entitled to exercise a call option after 3 years from the issuance date at the amount of the principal and interests (calculated by 3.25% of the yield to maturity) from the issuance date to the repayment date. (Call option can be exercised only when the market price of the Common Shares on at least each of 20 trading days in 30 consecutive trading days ending on the trading day immediately prior to the date upon which notice of such redemption is published exceeds 130% of the conversion price).

8.	Issue method:	Outside of the United States to non-U.S. persons in reliance on Regulation S of the Securities Act of 1933.

9.	Terms of conversion

	A.	Conversion price: KRW 58,435 / share

	B.	Class of shares to be issued: Registered common shares

	C.	The number of shares to be issued: 8,250,620 shares (including the greenshoe option)

D.	Payment methods for initial dividends and interest of shares to be issued by conversion:	Bondholders who convert their bonds into shares of our common stock will not be entitled to receive any dividends, rights, allotments or other distributions payable to the shareholders of the company as of a record date that falls prior to the relevant conversion date but will receive the same dividends, rights, allotments or other distributions as the shareholders of the company as of any record date with respect to such dividends, rights, allotments or other distributions that falls on or after the relevant conversion date.
E.	Application period for conversion:	From June 27, 2005 to April 4, 2010

10.	Adjustment for the conversion price

	A.	Reasons for adjustment:	In the event of dilutive events such as free distribution or subdivision, consolidation or reclassification of common shares, options, rights or warrants to purchase common shares, distribution of cash, assets, evidences of indebtedness, shares of capital stock and stock dividends, and other similar dilutive events.

	B.	Adjustment time:	In the event of adjustment

11.	Subscription date:	April 12, 2005

12.	Payment date:	April 19, 2005

13.	Representative bookrunners:	Citigroup Global Markets Limited, Morgan Stanley & Co. International Limited, and UBS AG

14.	Name of overseas listing exchange: Singapore Stock Exchange

15.	Resolution of Board of Directors

A. Date: April 12, 2005

B. Attendance of outside directors: 4 outside directors attended

16.	Others

A.	The above aggregate face value of the convertible bonds includes the greenshoe option which gives the bookrunners the right to purchase an additional USD 75 million aggregate principal amount of the Bonds within 30 days after the date of the
Final Offering Circular.

	B.	The above aggregate face value of the convertible bonds in Korea Won is calculated at the exchange rate in effect on April 12, 2005 as announced by Seoul Money Brokerage Services, Ltd.

C.	In addition to the above items, the detailed conditions and methods required to enter into the purchase agreement for issuance of the convertible bonds are delegated to the joint representative directors.

	D.	Related disclosure act: Securities and Exchange Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: April 13, 2005	By: /s/ Ron H. Wirahadiraksa
(Signature)

	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director /
President & Chief Financial Officer